SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D. C.  20549






                                      FORM 11-K

                  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                     for the fiscal year ended December 31, 1993

                                          OR

                [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  for the transition period from _______ to _______

                           Commission file number 33-26150




                CHESAPEAKE PAPER PRODUCTS COMPANY 401(k) SAVINGS PLAN
                                 FOR HOURLY EMPLOYEES



                                CHESAPEAKE CORPORATION
                                1021 East Cary Street
                                    P. O. Box 2350
                            Richmond, Virginia  23218-2350






    CHESAPEAKE PAPER PRODUCTS COMPANY 401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

             INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBITS


                                                                        Pages

   Report of independent accountants                                       3


   Financial statements:

     Statement of net assets available for benefits at December 31,
         1993 and 1992                                                     4

     Statement of changes in net assets available for benefits for
         the years ended December 31, 1993 and 1992                       5-6

     Notes to financial statements                                        7-9


   Supplemental schedules:

     Assets held for investment purposes                                   **

     Reportable transactions for the year ended December 31, 1993         10-11

     Nonexempt transactions with parties-in-interest for the year
         ended December 31, 1993                                            *

     Obligations in default for the year ended December 31, 1993            *

     Leases in default for the year ended December 31, 1993                 *


      *There were no such transactions or obligations or leases in default.

     **See Note 4 of Notes to Financial Statements.


   Exhibit:

     23 - Consent of Coopers & Lybrand                                       12


                        Financial statements and schedules
                           filed under cover of Form SE.





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                                    SIGNATURES



   Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Hourly 401(k) Savings Plan Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   CHESAPEAKE PAPER PRODUCTS COMPANY
                                   401(k) SAVINGS PLAN FOR HOURLY EMPLOYEES

                                   By:     /s/ Thomas A. Smith
                                        Thomas A. Smith, Vice President -
                                         Human Resources and Chairman
                                                of the Committee

   June 27, 1994































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                                                                   Exhibit 23

                           CONSENT OF COOPERS & LYBRAND


   We consent to the incorporation by reference in the registration statement on Form S-8 of Chesapeake Corporation for the Chesapeake Paper Products Company 401(k) Savings Plan for Hourly Employees (File No. 33-26150) of our report dated June 15, 1994, on our audits of the financial statements of the Chesapeake Paper Products Company 401(k) Savings Plan for Hourly Employees as of December 31, 1993 and 1992, and for the years then ended, which report is included in this Annual Report on Form 11-K.

                                           COOPERS & LYBRAND

   Richmond, Virginia
   June 27, 1994




































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